# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Match Group, Inc., CIK 0000891103
CUSIP: 57667L107
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 8750 NORTH CENTRAL EXPRESSWAY, SUITE 1400, DALLAS, Texas (TX), 75231
Date of event which requires filing of this statement: 05/04/2026
Amends the filing with accession number 0000902664-24-004719
Filed by CIK 0001517137
Persons authorized to receive notices and communications: JEFFREY C. SMITH, STARBOARD VALUE LP, 777 Third Avenue, 18th Floor, New York, New York (NY), 10017, (212) 845-7977

## Reporting persons
- Starboard Value LP (CIK 0001517137): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,833,200; shared voting power 0; sole dispositive power 10,833,200; shared dispositive power 0; aggregate amount beneficially owned 10,833,200 (4.6% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,330,114 shares of Common Stock underlying the Current Forward Contracts (as defined below) exercisable within 60 days hereof.
  
  Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 1,237,449 shares of Common Stock (representing approximately 0.5% of the outstanding shares of Common Stock) due to certain Cash-Settled Total Return Swaps (as defined and further explained in Item 6). The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 233,266,526 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026.
- Starboard Value and Opportunity Master Fund LTD (CIK 0001373638): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 3,479,984; shared voting power 0; sole dispositive power 3,479,984; shared dispositive power 0; aggregate amount beneficially owned 3,479,984 (1.5% of the class)
  Comment: Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 1,237,449 shares of Common Stock (representing approximately 0.5% of the outstanding shares of Common Stock) due to certain Cash-Settled Total Return Swaps (as defined and further explained in Item 6). The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 233,266,526 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026.
- Starboard Value & Opportunity Master Fund L LP (CIK 0001767736): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 320,070; shared voting power 0; sole dispositive power 320,070; shared dispositive power 0; aggregate amount beneficially owned 320,070 (0.1% of the class)
- Starboard Value and Opportunity S LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 743,476; shared voting power 0; sole dispositive power 743,476; shared dispositive power 0; aggregate amount beneficially owned 743,476 (0.3% of the class)
- Starboard Value and Opportunity C LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard X Master Fund LTD (CIK 0001833016): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 1,989,712; shared voting power 0; sole dispositive power 1,989,712; shared dispositive power 0; aggregate amount beneficially owned 1,989,712 (0.9% of the class)
- Starboard Value A LP (CIK 0001575998): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value A GP LLC (CIK 0001575974): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value R LP (CIK 0001575972): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value L LP (CIK 0001767773): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value R GP LLC (CIK 0001575979): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Starboard Value GP LLC (CIK 0001517138): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,833,200; shared voting power 0; sole dispositive power 10,833,200; shared dispositive power 0; aggregate amount beneficially owned 10,833,200 (4.6% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,330,114 shares of Common Stock underlying the Current Forward Contracts (as defined below) exercisable within 60 days hereof.
  
  Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 1,237,449 shares of Common Stock (representing approximately 0.5% of the outstanding shares of Common Stock) due to certain Cash-Settled Total Return Swaps (as defined and further explained in Item 6). The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 233,266,526 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026.
- Starboard Principal Co LP (CIK 0001517139): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,833,200; shared voting power 0; sole dispositive power 10,833,200; shared dispositive power 0; aggregate amount beneficially owned 10,833,200 (4.6% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,330,114 shares of Common Stock underlying the Current Forward Contracts (as defined below) exercisable within 60 days hereof.
  
  Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 1,237,449 shares of Common Stock (representing approximately 0.5% of the outstanding shares of Common Stock) due to certain Cash-Settled Total Return Swaps (as defined and further explained in Item 6). The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 233,266,526 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026.
- Starboard Value Co GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,833,200; shared voting power 0; sole dispositive power 10,833,200; shared dispositive power 0; aggregate amount beneficially owned 10,833,200 (4.6% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,330,114 shares of Common Stock underlying the Current Forward Contracts (as defined below) exercisable within 60 days hereof.
  
  Note to rows (7)(9)(11)(13): Possesses economic exposure to an aggregate of 1,237,449 shares of Common Stock (representing approximately 0.5% of the outstanding shares of Common Stock) due to certain Cash-Settled Total Return Swaps (as defined and further explained in Item 6). The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 233,266,526 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026.
- Starboard P Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 1,330,114; shared voting power 0; sole dispositive power 1,330,114; shared dispositive power 0; aggregate amount beneficially owned 1,330,114 (0.6% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,330,114 shares of Common Stock underlying the Current Forward Contracts (as defined below) exercisable within 60 days hereof.
- Starboard Value P GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,330,114; shared voting power 0; sole dispositive power 1,330,114; shared dispositive power 0; aggregate amount beneficially owned 1,330,114 (0.6% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,330,114 shares of Common Stock underlying the Current Forward Contracts (as defined below) exercisable within 60 days hereof.
- Starboard G Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,157,644; shared voting power 0; sole dispositive power 1,157,644; shared dispositive power 0; aggregate amount beneficially owned 1,157,644 (0.5% of the class)
- Starboard Value G GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,157,644; shared voting power 0; sole dispositive power 1,157,644; shared dispositive power 0; aggregate amount beneficially owned 1,157,644 (0.5% of the class)
- Jeffrey C. Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 10,833,200; sole dispositive power 0; shared dispositive power 10,833,200; aggregate amount beneficially owned 10,833,200 (4.6% of the class)
  Comment: Note to rows (8)(10)(11): Includes 1,330,114 shares of Common Stock underlying the Current Forward Contracts (as defined below) exercisable within 60 days hereof.
  
  Note to rows (8)(10)(11)(13): Possesses economic exposure to an aggregate of 1,237,449 shares of Common Stock (representing approximately 0.5% of the outstanding shares of Common Stock) due to certain Cash-Settled Total Return Swaps (as defined and further explained in Item 6). The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 233,266,526 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026.
- Peter A. Feld (CIK 0001410600): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 10,833,200; sole dispositive power 0; shared dispositive power 10,833,200; aggregate amount beneficially owned 10,833,200 (4.6% of the class)
  Comment: Note to rows (8)(10)(11): Includes 1,330,114 shares of Common Stock underlying the Current Forward Contracts (as defined below) exercisable within 60 days hereof.
  
  Note to rows (8)(10)(11)(13): Possesses economic exposure to an aggregate of 1,237,449 shares of Common Stock (representing approximately 0.5% of the outstanding shares of Common Stock) due to certain Cash-Settled Total Return Swaps (as defined and further explained in Item 6). The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 233,266,526 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Match Group, Inc.
Address of issuer's principal executive offices: 8750 NORTH CENTRAL EXPRESSWAY, SUITE 1400, DALLAS, Texas (TX), 75231
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on July 15, 2024 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"), with respect to the Common Stock, $0.001 par value (the "Common Stock"), of Match Group, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 amends and restates Items 2(b), 3 and 5(a)-(c) and (e) and the second paragraph of Item 6, as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Residence or business address: The officers and directors of Starboard V&O Master Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Common Stock purchased by each of Starboard V&O Master Fund, Starboard L Master, Starboard S LLC, Starboard P LP, Starboard G LP, Starboard X Master and Starboard Value (through the Starboard Value LP Account) were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 3,479,984 shares of Common Stock beneficially owned by Starboard V&O Master Fund is $105,500,109.72, excluding brokerage commissions (including $47,233,428.33 paid as consideration for Starboard V&O Master Fund's entry into certain Cash-Settled Return Swap Agreements (defined below) for the purchase of 1,237,449 shares of Common Stock). The aggregate purchase price of the 320,070, shares of Common Stock beneficially owned by Starboard L Master is $10,347,351.14, excluding brokerage commissions. The aggregate purchase price of the 743,476 shares of Common Stock beneficially owned by Starboard S LLC is $23,819,238.02, excluding brokerage commissions. The aggregate purchase price of the 1,812,200 shares of Common Stock beneficially owned by the Starboard Value LP Account is $55,657,767.34, excluding brokerage commissions. The aggregate purchase price of the 1,989,712 shares of Common Stock beneficially owned by Starboard X Master is $63,989,947.49, excluding brokerage commissions. The aggregate purchase price of the 1,330,114 shares of Common Stock beneficially owned by Starboard P LP is $50,823,655.94, excluding brokerage commissions (including $50,823,655.94 paid as consideration for Starboard P LP's entry into certain Current Forward Contracts (as defined below) for the purchase of 1,330,114 shares of Common Stock). The aggregate purchase price of the 1,157,644 shares of Common Stock beneficially owned by Starboard G LP is $34,729,805.06, excluding brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used in this Schedule 13D/A are calculated based upon 233,266,526 shares of Common Stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 6, 2026.

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D/A shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule B attached hereto and is incorporated herein by reference. Except as otherwise noted, all of the transactions in shares of Common Stock listed hereto were effected in the open market through various brokerage entities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: May 4, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Starboard P LP entered into forward purchase contracts (the "Current Forward Contracts") with an unaffiliated third party financial institution as a counterparty. The Current Forward Contracts provide for the purchase of an aggregate of 1,330,114 shares of Common Stock and have a final valuation date of March 9, 2027.

Starboard P LP has the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of the Current Forward Contracts provides for physical settlement. Until the settlement date, none of the Current Forward Contracts give Starboard P LP voting or dispositive control over the shares of Common Stock to which such contracts relate.

Starboard V&O Master Fund has entered into certain cash-settled total return swap agreements (the "Cash-Settled Return Swaps" or "Cash-Settled Total Return Swap Agreements") with an unaffiliated third party financial institution as a counterparty that constitute economic exposure to an aggregate of 1,237,449 shares of Common Stock, which have a maturity date of November 4, 2027.

The Cash-Settled Total Return Swap Agreements provide Starboard V&O Fund with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of Common Stock that are the subject of such swaps. Starboard V&O Master Fund does not have the right to convert the foregoing swaps into shares of Common Stock at any time.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
SCHEDULE A: Directors and Officers
SCHEDULE B: Transactions in Common Stock By The Reporting Persons
Exhibit 99.4: Powers of Attorney for Jeffrey C. Smith and Peter A. Feld, dated as of May 6, 2026

## Signatures
- Starboard Value LP: /s/ Lindsey Cara, By: Lindsey Cara, Authorized Signatory of Starboard Value LP, its managing member (05/06/2026)
- Starboard Value and Opportunity Master Fund LTD: /s/ Lindsey Cara, By: Lindsey Cara, Authorized Signatory of Starboard Value and Opportunity Master Fund LTD, its managing member (05/06/2026)
- Starboard Value & Opportunity Master Fund L LP: /s/ Lindsey Cara, By: Lindsey Cara, Authorized Signatory of Starboard Value and Opportunity Master Fund L LP, its managing member (05/06/2026)
- Starboard Value and Opportunity S LLC: /s/ Lindsey Cara, By: Lindsey Cara, Authorized Signatory of Starboard Value and Opportunity S LLC, its managing member (05/06/2026)
- Starboard Value and Opportunity C LP: /s/ Lindsey Cara, By: Lindsey Cara, Authorized Signatory of Starboard Value and Opportunity C LP, its managing member (05/06/2026)
- Starboard X Master Fund LTD: /s/ Lindsey Cara, By: Lindsey Cara, Authorized Signatory of Starboard X Master Fund LTD, its managing member (05/06/2026)
- Starboard Value A LP: /s/ Lindsey Cara, By: Lindsey Cara, Authorized Signatory of Starboard Value A LP, its managing member (05/06/2026)
- Starboard Value A GP LLC: /s/ Lindsey Cara, By: Lindsey Cara, Authorized Signatory of Starboard Value A GP LLC, its managing member (05/06/2026)
- Starboard Value R LP: /s/ Lindsey Cara, By: Lindsey Cara, Authorized Signatory of Starboard Value R LP, its managing member (05/06/2026)
- Starboard Value L LP: /s/ Lindsey Cara, By: Lindsey Cara, Authorized Signatory of Starboard Value L LP, its managing member (05/06/2026)
- Starboard Value R GP LLC: /s/ Lindsey Cara, By: Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its managing member (05/06/2026)
- Starboard Value GP LLC: /s/ Lindsey Cara, By: Lindsey Cara, Authorized Signatory of Starboard Value GP LLC, its managing member (05/06/2026)
- Starboard Principal Co LP: /s/ Lindsey Cara, By: Lindsey Cara, Authorized Signatory of Starboard Principal Co LP, its managing member (05/06/2026)
- Starboard Value Co GP LLC: /s/ Lindsey Cara, By: Lindsey Cara, Authorized Signatory of Starboard Value Co GP LLC, its managing member (05/06/2026)
- Starboard P Fund LP: /s/ Lindsey Cara, By: Lindsey Cara, Authorized Signatory of Starboard P Fund LP, its managing member (05/06/2026)
- Starboard Value P GP LLC: /s/ Lindsey Cara, By: Lindsey Cara, Authorized Signatory of Starboard Value P GP LLC, its managing member (05/06/2026)
- Starboard G Fund, L.P.: /s/ Lindsey Cara, By: Lindsey Cara, Authorized Signatory of Starboard G Fund, L.P., its managing member (05/06/2026)
- Starboard Value G GP, LLC: /s/ Lindsey Cara, By: Lindsey Cara, Authorized Signatory of Starboard Value G GP, LLC, its managing member (05/06/2026)
- Jeffrey C. Smith: /s/ Lindsey Cara, By: Lindsey Cara, Attorney-in-Fact for Jeffrey C. Smith (05/06/2026)
- Peter A. Feld: /s/ Lindsey Cara, By: Lindsey Cara, Attorney-in-Fact for Peter A. Feld (05/06/2026)